Exhibit 99.6

James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

James Hardie Releases Annual Sustainability Report and Builds a Culture of Sustainability
Company announces progress in business integration, product resiliency and community impact

SYDNEY & CHICAGO, August 19, 2024 - James Hardie Industries plc (ASX: JHX; NYSE: JHX), (“James Hardie” or the “Company”), a leader in providing high-performance, low-maintenance building products and solutions, and a company inspiring how communities design, build and grow, today released its latest annual sustainability report detailing progress across the four primary pillars of the company’s environmental, social and governance (ESG) strategy: Zero eastHarm, Planet, Innovation and Communities.

“Sustainability is foundational at James Hardie. It is central to how we do business,” said Jill Kolling, Chief Sustainability Officer with James Hardie. “We have ambitious goals, and our progress has been possible through collaboration and innovation across the value chain, as together we aim to put sustainability into action - doing right by our planet, our people and the communities we serve.”

The report, entitled “Building a Culture of Sustainability,” features employee-driven initiatives, key industry collaborations and innovations to advance the company’s purpose of Building a Better Future for All™. The report includes the following highlights from fiscal year 2024:

Integration into Business Processes
•Sustainability strategies were integrated into the Hardie™ Manufacturing Operating System (HMOS) with an intent to prioritize the sustainability impact of plant operations while delivering against future targets.
•Internal, near-term regional targets were established to drive local accountability and progress toward James Hardie’s global environmental goals.

Zero Harm
•Significant global investment was made in safety infrastructure projects, including upgrading equipment used when working from heights, installing more than 1,200 machine guards to provide additional protection for employees and promoting risk awareness.

Product Innovation
•In Europe, Hardie® Panel high-performance facade cladding achieved the lowest CO₂ emissions of A2 fire-rated facades.
•In the United States, Green Builder Media recognized James Hardie as a green innovation and brand leader, naming Hardie® Artisan Lap Siding as a 2024 Sustainable Product of the Year for its lower carbon footprint than traditional heavyweight building products, durability and resilience to harsh weather and natural disasters.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

Diversity in Management
•The number of women in management increased from 19 percent in fiscal year 2023 to 23 percent in fiscal year 2024, toward the fiscal year 2026 goal of 25 percent.

Human Rights
•Completed risk mapping of global in-scope tier one suppliers through a modern slavery lens and internationally recognized responsible business frameworks, an important next step to expand the responsible sourcing program.

Stronger Communities
•Contributed $1.66 billion in economic value in the communities in which it operates through capital expenditures at plants and by investing in employees, local ecosystems and across the supplier base.
•Launched a corporate sponsorship of the Habitat Strong initiative to build affordable and climate-resilient homes that can withstand severe weather conditions and natural disasters.

“Every product in and around the home has an impact, and our company strives to lead the building products industry to ensure all homes are future ready,” said Aaron Erter, Chief Executive Officer with James Hardie. “Sustainability is a never-ending journey for James Hardie, and we will continue to actively integrate our goals into business operations, our governance structure and company culture.”

Building a Culture of Sustainability
James Hardie’s sustainability goals align directly with issues that matter most to its stakeholders and overall corporate objectives. The company’s sustainability strategy is driven through collaboration, including research and development, engineering, manufacturing, finance and human resources.

“Ensuring that our sustainability efforts are part of HMOS reinforces to our workforce that this is how we intend to operate our plants and deliver against our targets moving forward,” said, Ryan Kilcullen, Executive Vice President Global Operations with James Hardie. “HMOS encompasses our culture of continuous improvement and LEAN manufacturing and empowers our people to champion improvements to environmental performance.”

Beautiful Products, Exceptional Durability and Resilience
James Hardie is firm in its commitment to develop beautiful products with exceptional durability and resilience to extreme weather as the frequency of climate-driven events increases. In fiscal year 2024, James Hardie fiber cement products were selected by three leading home builders from across the U.S. to highlight carbon neutral construction and show that the average family can afford a sustainable home. The projects, which were featured at the NAHB International Builders’ Show® in February 2024, demonstrate that each element of a sustainable home can have an impactful role in aspiring toward a low carbon future.

Hardie® durable products are non-combustible, pest resistant, and U.S. flood-zone rated. They require less maintenance and last longer, which in turn use less resources in the long run, build value for homeowners and meet demand for high-quality products.

For more information about James Hardie, visit JamesHardie.com.

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About James Hardie

James Hardie is a world leader in fiber cement home siding and exterior design solutions. Hardie® products offer long-lasting beauty and endless design possibilities with trusted protection and low maintenance. As the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, James Hardie offers siding and accessories for every style. Hardie® products are non-combustible and stand up to weather and time while empowering homeowners and building professionals to achieve the home of their dreams. The company pioneered the technology of fiber cement building products made from sustainable raw materials and continues to invest in innovation to transform the industry. James Hardie operates with an inclusive company culture and an unwavering commitment to Zero Harm. The company proudly employs a diverse global workforce of over 5,000 employees across operations in North America, Europe, and Asia Pacific.

For more information and media resources, visit JamesHardie.com and JamesHardie.com/about-us/media resources./about-us/media-resources.

For investor information, please visit ir.JamesHardie.com.au.

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Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended 31 March 2024; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by the James Hardie Board of Directors.

Investor and Media Contact
Joe Ahlersmeyer, CFA Vice President, Investor Relations
Telephone: +1 773-970-1213
Email: investors@jameshardie.com

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.